July 1, 2025

Mark Thoenes
Interim Chief Executive Officer
Kaival Brands Innovations Group, Inc.
460 Old Dixie Highway
Grant-Valkaria, Florida 32949

       Re: Kaival Brands Innovations Group, Inc.
           Registration Statement on Form S-3
           Filed June 16, 2025
           File No. 333-288091
Dear Mark Thoenes:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed June 16, 2025
Business Summary, page 2

1. We note your reference to the Merger Agreement entered into by, among others, the
       Company, Delta, and Pubco. We also note the filing of Form F-4 by Delta on January
       8, 2025, and an amendment thereto filed on March 26, 2025, as well as reference therein to the Merger Agreement. Please update the prospectus to reflect the current status of your pending merger with Delta.
2. Given the pending merger, please provide us with your legal analysis as to whether pro forma financial statements of Pubco and/or Delta are required to be filed with your registration statement. For guidance, refer to Section 3100 of the Division of
       Corporation Finance Financial Reporting Manual.
 July 1, 2025
Page 2
Exhibits

3. Please file a form of indenture as an exhibit to the registration statement prior to requesting effectiveness. Refer to Questions 201.02 and 201.04 of the Trust Indenture
       Act of 1939 Compliance and Disclosure Interpretations.
General

4. Please refer to your amended registration statement on Form S-1 filed on June 20,
       2024, your registration statement on Form S-3MEF filed on June 21, 2024, and your prospectus supplement on Form 424B4 filed on June 24, 2024. We note the increase in the number of units offered, from "up to 838,926 units" to "3,921,500 units."
       Please tell us which rules and guidance you relied on to cover the increase and show us how you applied such rules and guidance to arrive at the final offering numbers.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eddie Kim at 202-551-8713 or Dietrich King at 202-551-8071 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Jeffrey Wofford